January 10, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Attention: Mr. Danilo Castelli

Re:	MarineMax, Inc. (the “Registrant”)

Registration Statement on Form S-3

File No. 333-221933 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective on January 10, 2018, or as soon thereafter as practicable.

Very truly yours,

MARINEMAX, INC.

/s/ William H. McGill Jr.
William H. McGill Jr.
Chairman of the Board and
Chief Executive Officer